Franklin Templeton Investments

One Franklin Parkway

San Mateo, CA  94403-1906

May 4, 2010

VIA EDGAR

Christina DiAngelo

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Chief Accountant

100 F Street, NE

Washington, DC 20549-4720

Re:	Franklin Templeton Fund Allocator Series (the “Registrant”)
(File No. 333-165905)

Dear Ms. DiAngelo:

On behalf of the above-referenced Registrant, below is a separate correspondence as requested by the Staff’s comments conveyed telephonically on April 14, 2010 with regard to the Registration Statement on Form N-14 (the “Registration Statement”), filed by the Registrant with the U.S. Securities and Exchange Commission (“SEC”) on April 5, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. The comments are summarized below, followed by the Registrant’s response to the comments.

A.	Rule 17a-8 Analysis

1.         Comment: Provide, as separate correspondence, an explanation of why a shareholder vote is not being sought for the proposed reorganization.

Response: Shareholder approval of the reorganization (the “Reorganization”) of the Franklin Templeton Perspectives Allocation Fund (“Perspectives Fund”), with and into the Franklin Templeton Corefolio Allocation Fund (“Corefolio Fund”) (each a “Fund” and together the “Funds”), is not required under the Investment Company Act of 1940, as amended (the “1940 Act”), state law, or the Registrant’s organizational documents.

I. 1940 Act

Rule 17a-8 under the 1940 Act generally provides an exemption from the prohibitions of Section 17 of the 1940 Act for mergers (as defined in Rule 17a-8) of affiliated registered investment companies, or series thereof, if: (i) the board of trustees, including a majority of the independent trustees, of each fund determines that the transaction is in the best interests of the fund and will not result in a dilution of the interest of existing shareholders; and (ii) the transaction is approved by a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the target fund, unless the merger satisfies certain conditions and would therefore not result in a change that would otherwise require shareholder approval under the 1940 Act.

Pursuant to Rule 17a-8, approval of Perspectives Fund shareholders is not required for the Reorganization if the following conditions are met: (1) no fundamental policy under Section 13 of the 1940 Act of Perspectives Fund, as the target fund, is materially different from a fundamental policy of Corefolio Fund, as the acquiring fund; (2) the investment advisory agreement for the target fund is not materially different from the advisory contract for the acquiring fund (except for the identities of the investment company parties to the contract); (3) the independent trustees of the target fund will comprise a majority of the independent trustees of the acquiring fund; and (4) Rule 12b-1 fees paid by the acquiring fund are no greater than the Rule 12b-1 fees paid by the target fund.

The Reorganization does not trigger the need for shareholder approval under Rule 17a-8 for the following reasons:

1.         The fundamental policies required under Section 13 of the 1940 Act for each of the Funds are identical.

2.         Each Fund is a static allocation fund that invests a fixed percentage of its assets in certain specific Franklin Templeton mutual funds, therefore, neither Fund has an investment adviser or is party to an investment advisory agreement. Rather, each Fund is party to a Fund Administration Agreement, under which an administrator, Franklin Templeton Services, LLC (“FT Services”), periodically rebalances the Funds’ portfolios as part of its obligations and duties as administrator. The terms of the Fund Administration Agreements for the Funds are identical.

3.         The Funds are each series of the Registrant and therefore have the same Board of Trustees. Thus, the independent Trustees of Perspectives Fund will comprise a majority of the independent Trustees of Corefolio Fund following the Reorganization.

4.         The 12b-1 fees paid by the classes of shares of Perspectives Fund that participate in a 12b-1 plan are the same as the 12b-1 fees paid, as a percentage of average daily net assets, by the corresponding classes of Corefolio Fund.

II. State Law and organizational Documents

Shareholder approval is not required for the Reorganization under state law or the Registrant’s organizational documents. The Funds are both separate series of the Registrant, which is organized as a Delaware statutory trust. Under the Delaware Statutory Trust Act, a reorganization or sale of substantially all of the assets of a trust or its series does not require shareholder approval unless otherwise required by the trust’s governing instrument.

The Registrant’s Amended and Restated Agreement and Declaration of Trust provides that a reorganization or sale of substantially all of the assets of the Registrant or its series, such as the Funds, shall not require a shareholder vote unless such vote is required by the 1940 Act. Shareholder approval of the Reorganization is not required under the 1940 Act because the Reorganization satisfies the required conditions set forth in Rule 17a-8, as described above.

III. Conclusion

For the foregoing reasons, shareholder approval of the Reorganization is not required under Rule 17a-8 of the 1940 Act, state law or the Registrant’s organizational documents.

B.	Accounting Survivor Analysis

1.         Comment: Provide, as separate correspondence, the accounting survivor analysis for the Reorganization.

Response: The Registrant believes that Corefolio Fund is the appropriate accounting survivor. According to a no-action letter to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new fund. In NAST, the Staff listed five factors that should be relied upon when making such determination. Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i) Comparison of investment advisers. Because each Fund is a static allocation fund that invests a fixed percentage of its assets in certain specific Franklin Templeton mutual funds (“underlying F-T funds”), neither Corefolio Fund nor Perspectives Fund have an investment manager. However, each Fund has entered into an identical Fund Administration Agreement with FT Services. Because the Funds do not have an investment adviser, this factor does not suggest which Fund should be the accounting survivor.

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[1]	See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994)

(ii) Comparison of portfolio composition. Each Fund invests a fixed percentage of its assets in a combination of underlying F-T funds. Currently, Perspectives Fund invests in a combination of Franklin Flex Cap Growth Fund, Mutual Shares Fund and Templeton Growth Fund.2 On the other hand, Corefolio Fund currently invests in Franklin Growth Fund, Mutual Shares Fund and Templeton Growth Fund. It is anticipated that prior to the closing of the Reorganization, Corefolio Fund will adjust its allocation among the underlying F-T funds to provide a 25% allocation to each of Franklin Growth Fund, Franklin Flex Cap Growth Fund, Mutual Shares Fund and Templeton Growth Fund. Corefolio Fund’s adjustment will bring the Fund back to its original asset allocation among four underlying F-T funds.3 The Board considered that after Corefolio Fund adjusted its allocation, Perspectives Fund and Corefolio Fund would have even more similar investment strategies including each having an allocation to Franklin Flex Cap Growth Fund. Following the Reorganization, Corefolio Fund’s portfolio allocation among underlying F-T funds will survive; therefore, this factor suggests that Corefolio Fund should be the accounting survivor.

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[2]

In connection with the Reorganization, Perspectives Fund will reduce its current allocation to 25% of each of its current underlying F-T funds and add a 25% allocation to Franklin Growth Fund. Consequently, prior to the closing of the Reorganization, Perspectives Fund’s portfolio composition will be identical to Corefolio Fund’s portfolio composition. The adjustment to Perspectives Fund will take place so Corefolio Fund shareholders will not bear the tax consequences that otherwise would arise (absent this adjustment) in connection with the transition from Perspectives Fund into Corefolio Fund.

[3]

Prior to May 6, 2009, Corefolio Fund held a 25% allocation in Franklin Capital Growth Fund, a growth style equity product. Franklin Capital Growth Fund was reorganized into Franklin Growth Fund, resulting in Corefolio Fund holding a 50% position in Franklin Growth Fund. Based upon Fund management’s recommendation, the Board determined that Franklin Flex Cap Growth Fund would be a suitable replacement for Franklin Capital Growth Fund and that the addition of this fourth underlying F-T fund would increase Corefolio Fund’s diversification for shareholders among holdings and investment styles.

(iii) Comparison of investment goals, policies and restrictions. The investment goals, policies and restrictions for both funds are identical. The Funds investment goal is capital appreciation. Each Fund is a static allocation fund that invests a fixed percentage of its assets in a combination of underlying F-T funds as described above. The underlying F-T funds, in turn, invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed-income and money market securities. Both Funds have the same fundamental investment restrictions. Because the investment goals, policies and restrictions for both Funds are the same, this factor does not suggest which Fund should be the accounting survivor.

(iv) Comparison of expense structure and expense ratio. The contractual expense structure for Corefolio Fund and Perspectives Fund are the same. The expense ratios for the Funds vary because of the asset size of the Funds (see next factor below) and their investments in the underlying F-T funds. As a result of the difference in asset size and investments in the underlying F-T funds, Corefolio Fund’s expense ratio is slightly lower than Perspectives Fund’s ratio, and will more closely resemble Corefolio Fund’s expense ratio after the Reorganization. Even though Corefolio Fund’s expense ratio is slightly lower, this factor does not suggest which Fund should be the accounting survivor.

(v) Comparison of relative asset sizes of the funds involved in the Reorganization. The net assets of Corefolio Fund ($475.1 million as of December 31, 2009) are larger than the net assets of Perspectives Fund ($217.9 million as of December 31, 2009). Therefore, the net current assets of Corefolio Fund will constitute approximately 69% of Corefolio Fund post-Reorganization while Perspectives Fund’s current net assets will constitute the remainder. Because Corefolio Fund will constitute the majority of the assets of the Fund post-Reorganization, this factor suggests that Corefolio Fund should be the accounting survivor.

Conclusion: In light of the fact that following the Reorganization the portfolio composition of Corefolio Fund will survive and Corefolio Fund’s current assets will constitute a substantial majority of Corefolio Fund post-reorganization, the Registrant believes that the accounting survivor should be Corefolio Fund.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Kristin Ives at (215) 564-8037, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ David P. Goss

David P. Goss, Esq.

Vice President

Franklin Templeton Fund Allocator Series